As filed with the Securities and Exchange Commission on February 7, 2003

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                                    FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                      Press Release Dated February 7, 2003

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                            New Skies Satellites N.V.

                              Rooseveltplantsoen 4
                                2517 KR The Hague
                                 The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

         Form 20-F...X...                                       Form 40-F......


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

         Yes......                                               No...X....


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):
..............................N/A................................................


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                                                     [NEW SKIES SATELLITES LOGO]

                New Skies to re-deploy NSS-8 satellite to satisfy
                      growing demand in Indian Ocean region

The Hague, Netherlands, February 6, 2003 - New Skies Satellites N.V. (AEX, NYSE:
NSK), the global satellite communications company, today announced that it will re-deploy its NSS-8 satellite, originally scheduled to be launched to 105 degrees west longitude for Americas coverage, to the company's 57 east slot to provide expansion capacity in response to demand in the Indian Ocean region. NSS-8 is expected to commence commercial service at 57 east, where New Skies' NSS-703 satellite is currently operating, on or around January 1, 2005.

By deploying its newest, largest, and most powerful satellite to an established orbital location in the Indian Ocean region, New Skies will ensure it can continue to meet the current and future needs of its many customers throughout India, Asia, the Middle East, and Africa as well as capitalize on the region's strong projected growth.

NSS-8 originally had been planned for launch in late 2003 to serve the Americas market from 105 degrees west longitude. NSS-703, launched in 1994, has long been one of New Skies' most highly utilized satellites. Following its replacement by NSS-8, New Skies will re-deploy NSS-703, which is expected to continue commercial service until 2009, to another orbital location.

"This decision underscores New Skies' operational agility and our commitment to make the most efficient and productive use of our satellite resources and committed capital expenditure programs in a dynamic market environment," said Dan Goldberg, chief executive officer of New Skies Satellites.

"The geographic regions served from 57 east are among the world's fastest growing markets. NSS-8 will bring our customers in the Indian Ocean region the most powerful follow-on capacity with the most comprehensive connectivities available. Further, by repositioning the NSS-8 delivery date and by obviating our need to procure a replacement for NSS-703 in the near term, this decision positions New Skies to achieve positive free cash flow in the current year and will result in approximately $250 million in additional free cash flow over the course of the next three years."

New Skies and Boeing Satellite Systems, the spacecraft manufacturer, have worked closely together to reconfigure NSS-8 for service from 57 east longitude. NSS-8 will carry 56 C-band and 36 high-power Ku-band transponders, making it one of the largest and highest power satellites with coverage of Europe, the Middle East, India, Africa and Asia.

"We at New Skies have been impressed with the commercial responsiveness that Boeing has demonstrated in working with our NSS-8 team," said Goldberg. "As is the hallmark of New Skies' satellites, extensive beam inter-connectivity has been built into the satellite design, allowing New Skies to offer flexible solutions to customer requirements and to respond to evolving market conditions over the estimated 16-year life of the satellite."

Although NSS-8 will not be deployed to the Americas, New Skies remains committed to developing its 105 west slot in a timely manner. This location is a valuable resource because of its unique ability to see all of North and South America.

Goldberg said: "Far from abandoning the Americas market, we believe that the 105 west location provides a compelling growth opportunity. We have every intention to make full and productive use of this valuable resource."

About New Skies Satellites (AEX, NYSE: NSK)
New Skies Satellites (AEX, NYSE: NSK) is one of only four fixed satellite communications companies with truly global satellite coverage, offering video, voice, data and Internet communications services to a range of telecommunications carriers, broadcasters, large corporations and Internet service providers around the world. New Skies has six satellites in orbit and ground facilities around the world. The company has one additional spacecraft under construction. The company also has secured certain rights to make use of additional orbital positions for future growth. New Skies is headquartered in The Hague, The Netherlands, and has offices in Beijing, Johannesburg, New Delhi, Sao Paulo, Singapore, Sydney and Washington, D.C. Additional information is available at www.newskies.com.


For more information, please contact:
Elizabeth Hess,                             +31 70 306 4133
New Skies Satellites                        +31 6 2906 2492
The Hague, The Netherlands
ehess@newskies.com


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



New Skies Satellites N.V.



By: /s/ Mary Dent
    ------------------------------------
    Name:  Mary Dent
    Title: Member of Board of Management


Date: 2/7/2003